September 16, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc.

Post-Qualification Amendment No. 10 on Form 1-A

Filed August 29, 2022

File No. 024-11714

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 2, 2022, relating to the Company’s Post-Qualification Amendment No. 10 on Form 1-A filed via EDGAR on August 29, 2022.

The Company intends to file via EDGAR Amendment No. 11 to the Form 1-A (the “Amendment No. 11”) as soon as possible, which will reflect the Company’s response to the comments received by the Staff and may include certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Post-Qualification Amendment No. 10 on Form 1-A filed August 29, 2022

Corporate Reorganization, Page 5

1.       Please expand your response to prior comment 1 to clarify on what exemption you will rely for the exchange between ATLIS and Atlis Motors and, if you intend to rely on Regulation A+, how you satisfy all applicable criteria, including the offering amount limitation. Given your response to the third and fourth bullets of that comment states you will “continue to rely on Regulation A+” after the transactions, it is unclear how those transactions will be effected. It is similarly unclear how you concluded this offering and the exchange will, on a combined basis, not exceed $75 million. Your response merely states, without detail or analysis, that the total value of the offering will be below that amount.

Response: The Company acknowledges the Staff’s comment and advises the Staff that following discussions with the Staff, the Company has elected not to move forward with the corporate reorganization at this time. As requested, the Company has attached as Exhibit A to this letter proposed changes to be reflected in the filing of Amendment No. 11.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles, Inc.

Exhibit A

Proposed Disclosure Changes